UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 15)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)
JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

______________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%2

14	TYPE OF REPORTING PERSON*
OO

______________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on July 19, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 15 (the “Amendment No. 15”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDS1, LLC, a Delaware limited liability company (“JDS1”), and other Reporting Persons named herein on July 23, 2019 (as amended by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 17, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on January 5, 2022, Amendment No. 5 filed on January 27, 2022, Amendment No. 6 filed on February 23, 2022, Amendment No. 7 filed on February 28, 2022, Amendment No. 8 filed on March 7, 2022, Amendment No. 9 filed on March 16, 2022, Amendment No. 10 filed on April 21, 2022, Amendment No. 11 filed on May 2, 2022, Amendment No. 12 filed on May 10, 2022, Amendment No. 13 filed on May 25, 2022, and Amendment No. 14 filed on June 17, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,131,577 Shares directly and beneficially owned by JDS1 is approximately $6,335,313, including brokerage commissions.

The Shares purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,115,865 Shares directly and beneficially owned by CCUR is approximately $3,422,550, including brokerage commissions.

The Shares purchased by Mr. Oros were purchased with personal funds in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 388,600 Shares directly and beneficially owned by Mr. Oros is approximately $1,878,842, including brokerage commissions.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On July 19, 2022, JDS1 and the other Reporting Persons filed with the SEC their definitive proxy statement (the “JDS1 Proxy Statement”) and accompanying definitive GOLD proxy card in connection with their solicitation of proxies to elect three nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn, to the Company’s Board of Directors at the Company’s 2022 Annual Meeting of Stockholders scheduled to be held in person on August 15, 2022 (the “2022 Annual Meeting”).

On July 21, 2022, JDS1 began mailing to the Company’s stockholders the JDS1 Proxy Statement and the accompanying definitive GOLD proxy card. On July 21, 2022, JDS1 also began mailing, together with the JDS1 Proxy Statement, a letter to stockholders.

CUSIP NO. 14888D208

On July 21, 2022, in accordance with the Company’s Bylaws, JDS1 delivered to the Company an update and supplement to the advance notice of nominations and other proposed business that it previously submitted to the Company on March 4, 2022, as subsequently updated and supplemented on April 20, 2022 and June 16, 2022.

As disclosed in the JDS1 Proxy Statement, representatives of JDS1 engaged in settlement discussions with representatives of the Company on July 15, 2022. As also disclosed in the JDS1 Proxy Statement, such discussions did not result in a consensus being reached as to a settlement framework. Based on the premise that there was no viable path forward for JDS1 to reach a settlement with the Company that would avoid a proxy contest at the 2022 Annual Meeting, and taking into consideration that, on July 19, 2022, the Company filed with the SEC its definitive proxy statement for the 2022 Annual Meeting and issued a “fight letter” to stockholders that the Company also filed with the SEC on July 19, 2022, JDS1 filed the JDS1 Proxy Statement with the SEC later in the day on July 19, 2022.

On July 21, 2022, at the suggestion of another large stockholder of the Company, a representative of JDS1 telephoned a representative of the Company to further see if there was a possibility of restarting settlement discussions and to discuss a settlement framework, which included, among other terms, a commitment from the Company as to the amount of a cash distribution to stockholders within a fixed period of time. While such discussions did not result in any consensus being reached at such time as to a settlement framework, JDS1 anticipates having further discussions with the Company. JDS1 is unable to predict whether any future discussions with the Company will result in any settlement being reached that will avoid a proxy contest at the 2022 Annual Meeting. Accordingly, until such time, if any, that a settlement is reached with the Company, JDS1 is continuing to move forward with its proxy contest for the 2022 Annual Meeting.

Except as set forth in the Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in the Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Company and others about the Company and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Company’s capitalization, uses of its cash, including the distribution of cash to the Company’s stockholders, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, opportunities to unlock shareholder value, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,477,053 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Company in its proxy statement filed with the SEC on July 19, 2022.

As of the close of business on July 21, 2022, the Reporting Persons owned, in the aggregate, 2,636,042 Shares, representing approximately 8.4% of the issued and outstanding Shares.

A.       JDS1

(a)	As of the close of business on July 21, 2022, JDS1 may be deemed the beneficial owner of 2,247,442 Shares comprised of (i) the 1,131,577 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 1,115,865 Shares beneficially owned and held directly by CCUR.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	JDS1 has not entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

B.       CCUR

(a)	As of the close of business on July 21, 2022, CCUR beneficially owned 1,115,865 Shares, which Shares are held directly by CCUR.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	The transactions in the Shares by CCUR since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 14888D208

C.       CIDM II

(a)	As of the close of business on July 21, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 1,115,865 Shares beneficially owned by CCUR.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	CIDM II has not entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D. The transactions in the Shares on behalf of CCUR since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.       Julian D. Singer

(a)	As of the close of business on July 21, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 2,247,442 Shares. Mr. Singer does not own any Shares directly.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

E.       David S. Oros

(a)	As of the close of business on July 21, 2022, Mr. Oros beneficially owned 388,600 Shares, which Shares are held directly by him.

Percentage: 1.2%

(b)	1.	Sole power to vote or direct vote: 388,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 388,600

CUSIP NO. 14888D208

4.	Shared power to dispose or direct the disposition: 0
(c)	Mr. Oros has not entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

F.       Ms. Lombard and Messrs. Stecker and Volshteyn

(a)	As of the close of business on July 21, 2022, none of Ms. Lombard and Messrs. Stecker and Volshteyn beneficially owned any Shares.

Percentage: 0%

(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)	Ms. Lombard and Messrs. Stecker and Volshteyn have not entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

G.       The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly solely due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly solely due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 22, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Igor Volshteyn

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA
Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA
David J. Nicol Director	Advisor for technology-based businesses	USA
Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA

CUSIP NO. 14888D208

SCHEDULE B

Transactions in the Issuer’s Securities Since the Filing of Amendment No. 14 to the Schedule 13D

CCUR HOLDINGS, INC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase	232,610	1.75	7/20/22